Exhibit 4.1

SIXTH SUPPLEMENTAL INDENTURE (this “Sixth Supplemental Indenture”), dated as of December 9, 2016, among iHeartCommunications, Inc. (f/k/a Clear Channel Communications, Inc.), a Texas corporation (the “Issuer”), and Delaware Trust Company (successor in interest to Law Debenture Trust Company of New York), as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture, dated as of June 21, 2013, as supplemented by a first supplemental indenture dated as of December 16, 2013, a second supplemental indenture dated as of December 24, 2013, a third supplemental indenture dated as of August 22, 2014, a fourth supplemental indenture dated as of October 3, 2016, and a fifth supplemental indenture dated as of November 28, 2016 (as may be further amended and supplemented to date, the “Indenture”), providing for the issuance of Senior Notes due 2021 (the “Notes”);

WHEREAS, Section 9.02 of the Indenture provides that the Issuer and the Trustee may amend or supplement the Indenture, any Guarantee and the Notes as contemplated by this Sixth Supplemental Indenture with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, other than Notes beneficially owned by the Issuer or any of its Affiliates;

WHEREAS, the Issuer has solicited the consents from the Holders of the Notes (other than the Issuer and its Affiliates) to a proposed amendment (the “Proposed Amendment”) to the Indenture as described in the Consent Solicitation Statement, dated November 28, 2016 (as amended, supplemented or otherwise modified from time to time, the “Statement”), and upon the terms and subject to the conditions set forth therein; and

WHEREAS, the Holders of at least a majority in aggregate principal amount of the Notes outstanding (other than Notes beneficially owned by the Issuer and its Affiliates) have consented to the Proposed Amendment in accordance with Section 9.02 of the Indenture, and the Trustee is authorized to execute and deliver this Sixth Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

(1)    Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

(2)    Amendments. Section 9.07 is hereby amended by adding the following sentence at the end of Section 9.07:

“Notwithstanding the foregoing, with respect to any payment of consideration for, or as an inducement to, any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes in connection with an exchange offer, the Issuer and any of its Subsidiaries may exclude (i) Holders or beneficial owners of the Notes that (a) are not Institutional Accredited

Investors, and (b) are not Non-U.S. Persons, and (ii) Holders or beneficial owners of the Notes in any foreign jurisdiction where the inclusion of such Holders or beneficial owners would require the Issuer or any of its Subsidiaries to comply with the registration requirements or other similar requirements under any securities laws of such foreign jurisdiction, or the solicitation of such consent, waiver or amendment from, or the granting of such consent or waiver, or the approval of such amendment by, Holders or beneficial owners in such foreign jurisdiction would be unlawful.”

(3)    Effectiveness. This Sixth Supplemental Indenture shall become effective and binding on the Issuer, the Trustee and every Holder of the Notes heretofore or hereafter authenticated and delivered under the Indenture, upon the date on which it is executed by the Issuer and the Trustee.

(4)    Governing Law. THIS SIXTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

(5)    Ratification of Indenture; Sixth Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Sixth Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

(6)    Counterparts. The parties may sign any number of copies of this Sixth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

(7)    Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

(8)    Successors. All agreements of the Issuer in this Sixth Supplemental Indenture shall bind its successors. All agreements of the Trustee in this Sixth Supplemental Indenture shall bind its successors.

(9)    Trustee’s Disclaimer. The Trustee accepts the amendments to the Indenture effected by this Sixth Supplemental Indenture, on the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee. Without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Issuer, or for or with respect to (i) the validity or sufficiency of this Sixth Supplemental Indenture or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Issuer by action or otherwise, (iii) the due execution hereof by the Issuer or (iv) the consequences of any amendment herein provided for, and the Trustee makes no representation with respect to any such matters.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

IHEARTCOMMUNICATIONS, INC.

By:	/s/ Brian D. Coleman
	Name:	Brian D. Coleman
	Title:	Senior Vice President and Treasurer

[iHC – Senior Notes due 2021 – Sixth Supplemental Indenture]

DELAWARE TRUST COMPANY, as Trustee

By:	/s/ Alan R. Halpern
	Name:	Alan R. Halpern
	Title:	Vice President

[iHC – Senior Notes due 2021 – Sixth Supplemental Indenture]